SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
AMERON INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	77-0100596

(State of Incorporation or Organization)	(IRS Employer Identification no.)

245 South Los Robles Avenue Pasadena, California	91101

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

AMERON INTERNATIONAL CORPORATION
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On September 19, 2007, the board of Directors of Ameron International Corporation (the “Company”) declared a dividend of one right (a “Right”) for each share of the Company’s common stock, par value $2.50 per share (the “Common Shares”) outstanding on November 16, 2007 (the “Record Date”). Each Right entitles the holder thereof to purchase one one-hundredth (1/100) (subject to adjustment) of a share of its Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the “Preferred Shares”), having the rights, preferences, privileges and restrictions described in Section 5(a) below, and, under certain circumstances, other securities or property.
     The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the “Rights Agreement”) dated as of November 12, 2007, by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).
1. COMMON SHARE CERTIFICATES REPRESENTING RIGHTS
     Until the Distribution Date (as defined below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.
2. DISTRIBUTION DATE
     The “Distribution Date” is the earliest of (a) the tenth business day following the date of the first public announcement that any person (other than the Company or certain related entities) has become the beneficial owner of 20% or more of the then outstanding Common Shares (such person is a “20% Stockholder” and the date of such public announcement is the “20% Ownership Date”), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 20% Stockholder or (c) the first date, on or after the 20% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person. Notwithstanding the foregoing, if any person is the beneficial owner of at least 20% of the outstanding Common Shares on the date of the Rights Agreement, or thereafter becomes the beneficial owner of at least 20% of the outstanding Common Shares as a result of any increase in the number of Common Shares issuable upon the exercise, exchange or conversion of outstanding securities, or any decrease in the number of outstanding Common Shares resulting from any stock repurchase plan or self tender offer of the Company, then such person shall not be deemed a “20% Stockholder” until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional Common Shares equal to 1% or more of the then outstanding Common Shares. Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described below.
     Notwithstanding the foregoing, the Rights Agreement would not be triggered by an all cash, fully financed cash offer for 100% of the outstanding Common Shares at a per share offer price which represents a reasonable premium over the current market price of the Common Shares for a period of 30 trading days immediately preceding the date on which the offer is commenced (a “Qualified Offer”).

3. ISSUANCE OF RIGHT CERTIFICATES
     As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.
4. EXPIRATION OF RIGHTS
     The Rights shall expire on November 11, 2008 unless extended by the Company’s stockholders, in which case the Rights shall expire on November 11, 2010, unless earlier redeemed or exchanged.
5. EXERCISE OF RIGHTS
     Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 20% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 20% Stockholder shall be void.
     (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a Preferred Share, at an exercise price of $150.00 (the “Exercise Price”). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company’s preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. Holders of Preferred Shares are entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends per Preferred Share in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential quarterly dividend of $2.50 per Preferred Share ($.025 per one one-hundredth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment per Preferred Share in an amount equal to the greater of (1) $100 per Preferred Share ($1.00 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.
     (b) Right to Purchase Common Shares of the Company. From and after the close of business on the tenth business day following the 20% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $150.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.
     (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the 20% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $150.00), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

6. ADJUSTMENTS TO PREVENT DILUTION
     The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution.
7. CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES
     With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%. No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.
8. REDEMPTION
     (a) Board of Directors Redemption. At any time prior to the earlier of (i) the tenth business day following the 20% Ownership Date or (ii) the first event of the type described in section (iii) under “Exercise of Rights” above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the “Redemption Date”), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.
     (b) Stockholder Redemption. Stockholders may redeem the Rights in respect of a Qualified Offer, as discussed under “Distribution Date” above. Immediately upon such action by the stockholders, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.
9. EXCHANGE
     At any time from and after the tenth business day following the 20% Ownership Date, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio (the “Exchange Ratio”) of one Right for such number of Common Shares of the Company as shall equal the result obtained by (i) multiplying the Current Market Price per Common Share on the record date for such exchange by the number of Common Shares for which a Right is exercisable on such record date, (ii) subtracting from such product the Exercise Price on such record date, and (iii) dividing such difference by the Current Market Price per Common Share (as defined in the Rights Agreement) on such record date, and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares in accordance with the Exchange Ratio.
10. NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE
     Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
11. AMENDMENT OF RIGHTS AGREEMENT
     The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day following the 20% Ownership Date, (b) the first event of the type described in section (c) under “Exercise of Rights” above, or (c) the Redemption Date, the Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 20% Stockholder; provided, further, that the Board of Directors may not amend the Rights Agreement to extend the expiration date or delete any provisions in respect of the review of the Rights Agreement by a committee of independent directors or a Qualified Offer.
     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 1 to this Registration Statement on Form 8-A. The foregoing summary description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed herewith and incorporated herein by reference.
Item 2. Exhibits.
1.	Rights Agreement dated as of November 12, 2007 by and between Ameron International Corporation and Computershare Trust Company, N.A. as Rights Agent.
2.	Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock of Ameron International Corporation dated March 7, 1991.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: November 12, 2007

AMERON INTERNATIONAL CORPORATION

By:	/s/ JAVIER SOLIS
Name:	Javier Solis
Title:	Senior Vice President & Secretary